YUCHENG TECHNOLOGIES LIMITED北京宇信易诚科技有限公司

November 8, 2012

Ms. Kathleen Collins, Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20543

Re: Yucheng Technologies Limited

Form 20-F & Form 20-F/A for the Fiscal Years Ended December 31, 2011

Filed April 27, 2012 and May 9, 2012, respectively

File no. 001-33134

Dear Ms. Collins:

I am responding to your letter to Yucheng Technologies Limited, dated October 3, 2012. We have reproduced the comments of the Staff from that letter below, and below each we have provided the company response.

Our counsel, Andrew Hudders, with the firm of Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York, 10022 (Fax: 212-754-0330 – Tel: 212-907-7349) has spoken in the past with Mr. Benton and Ms. Maryse Mills-Apenteng about our ability to provide the intended responses for the Staff consideration before we make the actual amendments in the Form 20-F, if any are required. I hope we may follow the same procedure. Please feel free to contact Mr. Hudders or myself concerning your comments and the responses in this letter.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 60

1. We note your response to prior comment 2 in your letter dated April 20, 2012 where you indicate that the “original businesses” are defined as those that were originated in the software solutions and services and the platform and maintenance services that you provided to customers. Based on your disclosures on page 10, your current business was formed upon the consummation of the November 24, 2006 acquisition and was followed by five acquisitions in fiscal 2007. Therefore, it is unclear what business operations you had prior to the 2006 and 2007 acquisitions that would be included in the “original business” and qualify as a separate component of your operating segment. Please clarify and explain, in detail, how you considered the guidance in paragraphs 33 – 38 of ASC 350-20-35 in concluding that the “acquired businesses” and the “original businesses” should be considered separate reporting units for purposes of your goodwill impairment analysis.

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YUCHENG TECHNOLOGIES LIMITED北京宇信易诚科技有限公司

Response

As disclosed in our Annual Report on Form 20-F, Yucheng Technologies Limited, or Yucheng, was incorporated on November 17, 2005 as a subsidiary of China Unistone. After completion of a redomestication merger of China Unistone with and into Yucheng and the acquisition by Yucheng of Sihitech BVI and e-Channels BVI on November 24, 2006, Yucheng became the holding company of our business. Sihitech BVI was our predecessor from an accounting perspective, and the purchase method of accounting was used in consolidating e-Channels BVI and China Unistone into Sihitech BVI.

As a result, the businesses of Sihitech BVI and all of its subsidiaries was considered to be “original businesses” while the businesses of e-Channels BVI along with other acquired companies’ are considered to be “acquired businesses” in the goodwill impairment analysis.

Following the guidance in paragraph 33-38 of ASC 350-20-35, we have one operating segment, namely “Software & Solutions, Platform Services and Maintenance Services”. We manage our businesses based on business lines which including call center products, online banking products, ERP related products, business intelligence products, risk management products, core banking products, loan management products, and platform services and maintenance services. Each of these business lines has discrete financial information available and undergoes regular reviews of the operating results by management. As a result, we consider each of these business lines to be an independent component under the guidance of ASC 350-20-35.

The “original businesses” consist of call centers as well as platform services and maintenance services, which the company had before the acquisitions. The “acquired businesses” consist of online banking, ERP related products, business intelligence, risk management, core banking, and loan management, which are directly associated with the business we acquired in 2006, 2007, and 2011.

For the purpose of goodwill impairment assessment, an acquired business unit is one that is separate from the original business unit, and is directly related to the goodwill that is associated with the respective acquisitions. As a result, they should be considered separate reporting units in the goodwill impairment assessment.

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YUCHENG TECHNOLOGIES LIMITED北京宇信易诚科技有限公司

2. Please explain, in detail, how you applied each of the factors described in your April 20, 2012 letter (comment 3) and in your discussion on page 61 in determining the implied premium used in your goodwill impairment analysis. In your response, please provide the specific documentation and analysis that supports the 108% implied premium used in your evaluation of goodwill impairment.

Response

The company conducted valuation analysis on the acquired businesses using discounted cash flow (DCF) analysis. The following is the description of the methodology and related assumptions.

➢	Each business that the company acquired in each of five acquisitions are managed internally as a business unit with separate financials and management structure;

■	Online Banking business was acquired through e-Channels

■	ERP related business was acquired through Fujie

■	Business Intelligence business was acquired through Recency

■	Risk management business was acquired through Sunrisk-Hengsheng

■	Core Banking & Loan management business was acquired through Easycon

➢	We combined the FY 2011 financial results (revenues, cost of revenues, and gross profits) of these five business units and use them as the financial results for the acquired businesses for FY 2011, see top part of Appendix A1;

➢	The operating expenses of the company was 36.3% of the total revenues and was 34.8% after excluding the related expenses that are directly associated with public listing (such as US GAAP audit). We use 34.8% as the ratio for the operating expenses of the acquired businesses

➢	The tax rate was assumed to be 10%, which is in line with the corporate tax rate in 2011;

➢	At this point, we now have the income statements for the acquired businesses for 2011;

➢	Next, we made some assumptions to build the financial projections for the acquired businesses, see Appendix A2;

➢	Assumptions for revenues:

■	Our historical CAGR between 2009 and 2011 was 22.3% on the GAAP basis and 24.0% on the non-GAAP basis

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YUCHENG TECHNOLOGIES LIMITED北京宇信易诚科技有限公司

■	According to the independent research by IDC on the banking IT software and services industry, the industry would be growing 19.9%

■	Considering the company has been the No. 1 market share company since 2010, we believe we will outgrow the industry slightly, at 21.5% between 2011-2016, which however is lower than our historical growth number.

➢	Assumptions on cost of revenues

■	Cost of revenues for the acquired businesses was 49.8% and 53.0% in 2010 and 2011, respectively;

■	Considering that the wage inflation in our operating area will continue, although not as severe as in the last two years, our forecasted cost of revenues as a percentage of revenues will continue to increase, but only slightly.

➢	Assumptions on operating expenses

■	We have been consistently decreasing the operating expenses as a percentage of revenues in the last few year because (1) the revenues have been growing over 22.3%; and (2) the operating platform has very much been in place and will not grow at the rate of revenue growth.

■	We will continue to realize a greater scale of efficiency going forward, improving at about 100 bps every year through 2016

➢	Using the above derived DCF analysis and WACC (Appendix 5) of 18% which is based on the average of the capital structure, cost of capital and inherent business risk profiles of the Company using a traditional method as in the appendix, we get the indicated value of enterprise value of the acquired business at USD 56.9 million, see Appendix A3

➢	Subtracting net cash balance from the indicated value of enterprise value of the acquired business, we get the indicated equity value of the acquired business at USD 62.7 million, see Appendix A4. The calculated fair value of the acquired businesses reporting unit amounted to USD 62.7 million which exceeded the carrying value of the acquired businesses reporting unit, by approximately 11%. Hence, the reporting unit of acquired businesses is considered not impaired in step one of our impairment test in accordance with ASC 350-20-35-6, and thus step two is not necessary.

➢	Now we calculate the value for the overall company, which is the sum of the value of acquired businesses (USD 62.7 million), the original businesses (USD 40.34 million), and Yuchengxin (which we paid for USD 2.69 million). The value of the original businesses was calculated using the same Equity/Net Income ratio as for the acquired business. We conclude the total valuation of the company is USD 105.73 million. See Appendix A6.

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YUCHENG TECHNOLOGIES LIMITED北京宇信易诚科技有限公司

➢	As December 31, 2011, the market capitalization of the company was USD42.6 million, and the carrying value of the company including goodwill was USD 104.9 million with the percentage excess of 146%. The fair value of the company was estimated to be USD105.7 million with the implied premium of 148%, around 40% represented a control premium (control premium is the extra pricing premium buyer normally pays when the buyer acquires the controlling ownership in a public company). There are not enough transactions to perform a general analysis of control premium in China’s IT services industry based on the relevant data from Bloomberg. As a result, we use all the M&A transactions in global software and IT sector in Asia Pacific as comparable transactions to analyze the control premium. The control premium was the median of the control premiums of this sample base, which is at about 40%, the remaining portions of the implied premium is attributable to the current factors:

■	The significant short term stock price fall in late Q3 and Q4 of 2011 was mostly caused by significant selling by our largest institutional investor due to its internal management change. So we believe discussing the implied premium against the stock price on December 31, 2011 is not very meaningful.

■	Asymmetric Information: Comparing Yucheng’s financial results of fourth quarter of 2011 to the same quarter in 2010, the achieved 38% increase in revenue, 26% increase in EBIT and 28% increase in net income, It also significantly outperformed the first three quarters in 2011. When 2011 fourth quarter earnings were released in February, the company's stock price rebound to about USD 3, indicating that the stock price at the end of 2011 did not reflect the impact of the financial performance improvement, and therefore, the stock was considered undervalued.

■	The Company's stock price rebounded from USD 2.25 at the end of 2011 to USD 3.19 at the end of first quarter of 2012, up by 42%, after the Q4 2011 results were announced in February. Accordingly, the implied premium, excluding control synergies, decreased from 108% as of December 31, 2011 to 26% when the Company reached its highest price in 2012.

The remaining implied premium was contributed by the external market condition as follows:

■	Negative market sentiment: Overall negative sentiment in US capital market toward Chinese companies due to several accounting scandals and mis-management, political statements and investment banker sentiment, including one scandal in particular involving Longtop, which was considered direct competitor of the company.

■	Inactive market: Due to small size in terms of capitalization and available shares for trading, the company is not very actively traded in the market, and stock price tend to show low volatility. Monthly trading volume represents only 0.35% of total equity float during the year 2011.

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YUCHENG TECHNOLOGIES LIMITED北京宇信易诚科技有限公司

3. Tell us how you considered the fair value of the non-controlling interest in Sunrisk in the determination of fair value used in your goodwill impairment analysis.

Response

The Company acquired 100% of equity interests in Beijing Sunrisk Information Technology Limited (“Sunrisk”) in March 2007 and subsequently transferred all of its businesses to Beijing Yuxinyicheng Technologies Co., Ltd., our main operating entity. Sunrisk entity was then used to conduct IT solutions and services to the brokerage industry in China. Accompanying this change of business focus in April 2008 for Sunrisk, a strategic investor was introduced to acquire 49% interest in Sunrisk and its registered capital was increased to RMB20,000,000 from RMB1,000,000. As a result, Yuxinyicheng’s equity interest in Sunrisk was diluted to 51% from 100%. In July, 2008, Sunrisk was renamed to Beijing Yuxinhengsheng Information Technology Limited (“Yuxinhengsheng”).

We take a portion (51%) of Yuxinhengsheng’s gross profits that is owned by the company into the impairment analysis to conduct the assessment. As a result, the fair value of the non-controlling interest in Yuxinhengsheng was not included in the valuation of the acquired businesses using the same implied valuation metrics. In addition, the business volume of Yuxinhengsheng is very small. The 100% of the Yuxinhengsheng contribution only accounts for 2.2% of the total gross profit of acquired business. The resulting impact from Yuxinhengsheng is minimal with around 1.0% contribution.

4. Also, tell us how the $3.90 per share that you are currently offering in the proposed going-private merger transaction has factored into your assessment of goodwill impairment. To the extent that you continue to believe goodwill is not impaired despite this pending transaction, please explain, in detail, your conclusions. In your response, describe the methodologies used to determine fair value in your evaluation of goodwill impairment and tell us how that compares to the valuations used to determine the $3.90 per share price in the pending transaction.

Response

Our latest assessment of goodwill impairment was conducted in the first quarter of 2012. Please note that the $3.80 (later increased to $3.90 in August 2012) per share offering in the going-private transaction was received in May 2012. As a result, the offering price has not been factored into our latest assessment of goodwill impairment.

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YUCHENG TECHNOLOGIES LIMITED北京宇信易诚科技有限公司

The going-private offer was received and announced by the company on May 21, 2012. It was merely an offer without much proof for financing support available to the offering party. As a result, we believe it was not a “more likely than not” event that the transaction will go through.

On August 13, the company entered into the merger agreement with the buyer group, when one might consider that the offer was more solid than when the deal was initially announced in May 2012. However, as agreed in the merger agreement, the transaction requires two thirds of shareholders approval for the transaction to go through, which is essentially requiring majority of minority shareholders (those not in the buyer group) voting for approval of the transaction. The buyer group who are making the offer and whose shares will roll over in the transactions own only an aggregate of 33.47% of the company. It will take serious proxy solicitation to obtain the approval vote of the shareholders who are not in the buyer group. Therefore, there is no assurance that the transaction will be approved. In addition, the buyer group can withdraw the offer any time before the closing because of the financing issues or worsening business environment subject to a cash penalty (as has happened in the past in certain going-private transactions announced in the last couple of months). As a result, we do not have confidence to conclude the transaction will more likely than not happen. Because of such consideration, it is our position that it is too early to conduct a goodwill impairment assessment in respect of the buyer group offer and price. However, once the shareholder vote is concluded and the result favors the transaction, we will start the goodwill impairment assessment as soon as possible.

In connection with our response to the comments of the Staff of the SEC made above, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/S/ Steve Dai

Steve Dai,
Chief Financial Officer

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YUCHENG TECHNOLOGIES LIMITED北京宇信易诚科技有限公司

Appendix A1 Historical income statement of acquired businesses

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YUCHENG TECHNOLOGIES LIMITED北京宇信易诚科技有限公司

Appendix A2 Income statement projections and assumptions of acquired businesses

EXHIBIT C : INCOME APPROACH - DISCOUNTED CASHFLOW ANALYSIS (BASE CASE)

(All figures in USD'000 unless specified otherwise)

Years ended 31 December	2010	2011	2012	2013	2014	2015	2016	2017	2018
Revenue	26,782	41,383	50,361	61,583	74,769	90,361	109,460	125,879	138,467
Cost of Revenue	(13,331)	(21,925)	(28,001)	(34,363)	(41,839)	(50,679)	(61,507)	(70,733)	(77,806)
Gross Profit	13,451	19,458	22,360	27,220	32,930	39,682	47,953	55,146	60,661
Operating Expenses	(9,310)	(14,409)	(16,960)	(20,010)	(23,555)	(27,686)	(32,589)	(37,477)	(41,225)
Earnings Before Interest & Tax (EBIT)	4,141	5,050	5,400	7,209	9,375	11,996	15,365	17,669	19,436
Non-Operating Income/ (Expenses)	-	-	-	-	-	-	-	-	-
EBIT After Non-Operating Income / (Expe	4,141	5,050	5,400	7,209	9,375	11,996	15,365	17,669	19,436
Net Interest Income / (Expenses)	-	-	-	-	-	-	-	-	-
Earnings Before Tax (EBT)	4,141	5,050	5,400	7,209	9,375	11,996	15,365	17,869	19,436
Minority Interest	-	-							
Income Tax Expense	(414)	(505)	(675)	(901)	(1,172)	(1,799)	(2,305)	(2,850)	(2,915)
Net Income	3,727	4,545	4,725	6,308	8,203	10,197	13,060	15,019	16,521

Years ended 31 December	2010 (Actual)	2011 (Actual)	2012	2013	2014	2015	2016	2017	2018
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Revenue	-49.8%	-53.0%	-55.6%	-55.8%	-56.0%	-56.1%	-56.2%	-56.2%	-56.2%
Gross Profit	50.2%	47.0%	44.4%	44.2%	44.0%	43.9%	43.8%	43.8%	43.8%
Operating Expenses	-34.0%	-34.8%	-33.7%	-32.5%	-31.5%	-30.6%	-29.8%	-29.6%	-29.8%
Earnings Before Interest & Tax (EBIT)	15.5%	12.2%	10.7%	11.7%	12.5%	13.3%	14.0%	14.0%	14.0%
Non-Operating Income/ (Expenses)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBIT after Non-Operating Income / (Expenses)	15.5%	12.2%	10.7%	11.7%	12.5%	13.3%	14.0%	14.0%	14.0%
Net Interest Income / (Expenses)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Earnings Before Tax (EBT)	15.5%	12.2%	10.7%	11.7%	12.5%	13.3%	14.0%	14.0%	14.0%
Income Tax Expense	-1.5%	-1.2%	-1.3%	-1.5%	-1.6%	-2.0%	-2.1%	-2.1%	-2.1%
Net Income	13.9%	11.0%	9.4%	10.2%	11.0%	11.3%	11.9%	11.9%	11.9%

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YUCHENG TECHNOLOGIES LIMITED北京宇信易诚科技有限公司

Appendix A3 Valuation using DCF analysis for acquired businesses

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YUCHENG TECHNOLOGIES LIMITED北京宇信易诚科技有限公司

Appendix A4 Goodwill impairment analysis

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YUCHENG TECHNOLOGIES LIMITED北京宇信易诚科技有限公司

Appendix A5 WACC Computation

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YUCHENG TECHNOLOGIES LIMITED北京宇信易诚科技有限公司

Appendix A6

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